

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 6, 2018

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway **Chesapeake, Virginia**	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 6, 2018, Dollar Tree, Inc. (the "Company") appointed Thomas W. Dickson to the Company's Board of Directors to fill the vacancy created by the previously announced retirement of Mary Anne Citrino as a director effective December 31, 2018. Mr. Dickson's appointment as a director becomes effective immediately upon Ms. Citrino's resignation as a director on December 31, 2018. Mr. Dickson will serve for a term expiring at the next annual meeting of stockholders of the Company or until his successor is duly elected and qualified.

Mr. Dickson, age 63, has served as Chief Executive Officer of Harris Teeter Supermarkets, Inc., a leading regional supermarket chain located primarily in the Southeastern and Mid-Atlantic United States, from February 1997 until January 2014, and also served as Chairman of the Board of Harris Teeter from March 2006 until January 2014. Prior to becoming Chief Executive Officer, Mr. Dickson served as Executive Vice President of Harris Teeter from February 1996 to February 1997. From February 1994 to February 1996, Mr. Dickson served as President of American & Efird, Inc., a wholly owned subsidiary of Harris Teeter, and from February 1991 to February 1994 he served as Executive Vice President of American & Efird, Inc. He served as Chairman of the Board of The Pantry, Inc. from April 2014 until its sale in March 2015. Mr. Dickson currently serves on the Board of Directors of Brixmor Property Group Inc., a publicly traded real estate investment trust, where he is a member of the Compensation Committee. Mr. Dickson also served on the Board of Directors of Conagra Brands, Inc. from December 2016 to September 2018, where he was a member of the Nominating, Governance and Public Affairs Committee. He also served on the Board of Directors of CST Brands, Inc. from March 2016 to June 2017, where he was a member of the Nominating and Governance Committee. Mr. Dickson attained a B.A. and M.B.A. from the University of Virginia.

The Board of Directors anticipates naming Mr. Dickson to serve on one or more committees of the Board of Directors, but at the time of this Form 8-K, the Board of Directors has not determined the committee(s) to which he will be named. The Company will file an amendment to this Form 8-K naming those committees once they are determined.

Mr. Dickson will be eligible to receive compensation for his service on the Board of Directors consistent with that provided to all non-employee directors, which is described under the caption "Information about the Board of Directors - Director Compensation" in the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 3, 2018, as adjusted by the Board of Directors from time to time.

There was no arrangement or understanding between Mr. Dickson and any other person with respect to his appointment to the Board of Directors. There have been no transactions, nor are there any currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Dickson, or any member of his immediate family, had, or will have, a direct or indirect material interest.

Item 7.01. Regulation FD Disclosure.

On December 11, 2018, the Company issued a press release announcing the foregoing appointment to the Board of Directors of the Company. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated December 11, 2018, issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: December 11, 2018   By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated December 11, 2018 issued by Dollar Tree, Inc.

Exhibit 99.1



Dollar Tree Appoints Thomas W. Dickson to Its Board of Directors

CHESAPEAKE, Va. - December 11, 2018 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, announced today that Thomas W. "Tad" Dickson has been appointed as a new independent director to the Company's board, effective January 1, 2019. Mr. Dickson's appointment is to fill the vacancy created by the previously announced retirement of Mary Anne Citrino as a director, effective December 31, 2018.

Mr. Dickson, age 63, is an accomplished executive leader with significant experience in the retail and consumer products industries. Prior to his retirement, Mr. Dickson served as Chief Executive Officer of Harris Teeter, a leading regional supermarket chain located primarily in the Southeastern and Mid-Atlantic United States, from February 1997 until January 2014, and also served as Chairman of the Board of Harris Teeter from March 2006 until January 2014. Mr. Dickson currently serves on the Board of Directors of Brixmor Property Group Inc., a publicly traded real estate investment trust, where he is a member of the Compensation Committee. Mr. Dickson previously served on the Board of Directors of Conagra Brands, Inc., CST Brands, Inc. and The Pantry, Inc., where he was Chairman of the Board.

"We are delighted to announce that Tad Dickson is joining Dollar Tree's board," stated Bob Sasser, Executive Chairman. "Tad's addition represents the fourth independent director joining our board since May 2016. Tad's extensive executive leadership experience in consumables retail will be a welcomed addition to our board. With two large complementary brands - Dollar Tree and Family Dollar - we have an unparalleled opportunity to serve more customers in all markets as we continue to grow our business."

"I am very pleased to have the opportunity to join the Dollar Tree board," said Dickson. "Dollar Tree is uniquely positioned, with a resilient business model, to deliver both growth and improvement in the years ahead. Through a clear focus on its customers, while managing its business with discipline and solid execution, both Dollar Tree and Family Dollar strive to be the premier shopping destination for both value and convenience. I look forward to contributing to the board and to the Company's continued efforts to be the leader in value retail."

About Dollar Tree, Inc.

Dollar Tree, a Fortune 200 Company, now operates more than 15,100 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar and Dollar Tree Canada. To learn more about the Company, visit DollarTree.com

CONTACT: Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com
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